Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

	June 30	December 31
	2006	2005	2004	2003	2002	2001

Income Before Income Taxes	$ 5,870	$ 7,621	$ 7,527	$ 11,160	$ 10,802	$ 3,468

Interest on Indebtedness	5,203	8,016	7,137	6,813	7,952	11,311

Portion of rents representative
of the interest factor	618	1,161	1,106	1,046	949	883

Earnings as adjusted	$ 11,691	$ 16,798	$ 15,770	$ 19,019	$ 19,703	$ 15,662

Fixed Charges:

Interest on Indebtedness	$ 5,203	$ 8,016	$ 7,137	$ 6,813	$ 7,952	$ 11,311

Portion of rents representative
of the interest factor	618	1,161	1,106	1.046	949	883

Fixed Charges	$ 5,821	$ 9,177	$ 8,243	$ 7,859	$ 8,901	$ 12,194

Ratio of Earnings
to Fixed Charges	2.01	1.83	1.91	2.42	2.01	1.28